UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 11 )*

VENTURE FINANCIAL GROUP, INC. (Name of Issuer)

COMMON STOCK (Title of Class of Securities) NONE (CUSIP Number)

12/31/06 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b) [ X ] Rule 13d-1(c) [ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP NO. N/A	13G/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: KEN F. PARSONS, SR. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
588,622 Shares (Includes 4,800 shares which could be acquired within 60 days by the exercise of stock options.)
	6	SHARED VOTING POWER
0 Shares

	7	SOLE DISPOSITIVE POWER:
588,622 shares (Includes 4,800 shares which could be acquired within 60 days by the exercise of stock options.)
	8	SHARED DISPOSITIVE POWER
0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
588,622 Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
8.19%

12	TYPE OF REPORTING PERSON*: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1	(a).	Name of Issuer:	VENTURE FINANCIAL GROUP, INC.
Item 1	(b).	Address of Issuer’s Principal Executive Offices:
721 COLLEGE STREET SE
LACEY, WA 98503
		P.O.	BOX 3800
LACEY, WA 98509
Item 2	(a).	Name of Person Filing:	KEN F. PARSONS, SR.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:
721 COLLEGE STREE SE
LACEY, WA 98503
		P.O.	BOX 3800
LACEY, WA 98509
Item 2	(c).	Citizenship: STATE OF WASHINGTON, UNITED STATES
Item 2	(d).	Title of Class of Securities: COMMON STOCK
Item 2	(e).	CUSIP Number:	NOT APPLICABLE
Item 3.		If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under
Section 3(c)(14) of the Investment Company Act;
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.		Ownership
(a)	Amount Beneficially Owned:		588,622 Shares

	(b)	Percent of Class:	8.19%

(c)	Number of Shares as to which Such Person has:
(i) sole power to vote or to direct the vote: 588,622 Shares
(ii) shared power to vote or to direct the vote: 0 Shares
(iii) sole power to dispose or to direct the disposition of: 588,622 Shares
(iv) shared power to dispose or to direct the disposition of: 0 Shares
Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company:
Not Applicable
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of Group:
Not Applicable
Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ken F. Parsons, Sr.	Date: 02/13/2007
Ken F. Parsons, Sr.

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